FORM C Electronic Signature on Behalf of 320 Kingsland, LLC

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

320 Kingsland, LLC

TIN:

81-4030785

Fiscal Year End 12/31

By: Brian Strumke



Signature
CEO

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

CEO

Brian Strumke

Print Name
CEO



Signature
CEO



2/8/18

Date

PRINCIPAL FINANCIAL OFFICER/TREASURER

Brian Strumke
Print Name
Principal Financial Officer/Treasurer

Signature
Principal Financial Officer/Treasurer

Date 3/8/18

PRINCIPAL ACCOUNTING OFFICER/COMPTROLLER

Brian Strumke
Print Name
Principal Accounting Officer/Comptroller

Signature
Principal Accounting Officer/Comptroller

Date 2/8/18

Certification of a majority of the Board of Directors:

Print Name

Signature

Date

Print Name

Signature

Date

Print Name

Signature

Date

Print Name

Signature

Date

Print Name

Signature

Date